Exhibit 99.1

April 30, 2020	News Release 20-8

Annual General Meeting Voting Results

Vancouver, British Columbia, April 30, 2020; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm” or the “Company”) announces the voting results from its Annual General Meeting of shareholders held today (the “Meeting”).

A total of 132,934,862 (71.65%) of Pretivm’s common shares were represented at the Meeting.

The seven nominees listed in the management information circular with respect to the Meeting were elected as directors of Pretivm. Detailed results of the vote for the election of directors are set out below:

Number of Directors

Setting the number of Directors at seven:

Votes for	% For	Votes Against	% Against
116,432,278	99.54%	538,477	0.46%

Election of Directors

Nominee	Votes for	% For	Votes Withheld	% Withheld
Richard O’Brien	111,874,835	95.64%	5,095,919	4.36%
George Paspalas	111,472,316	95.30%	5,498,438	4.70%
Peter Birkey	111,458,243	95.29%	5,512,511	4.71%
David Smith	111,434,278	95.27%	5,536,476	4.73%
Faheem Tejani	111,421,048	95.26%	5,549,706	4.74%
Robin Bienenstock	111,471,158	95.30%	5,499,596	4.70%
Jeane Hull	113,698,174	97.20%	3,272,580	2.80%

Following the Meeting, Pretivm’s Board of Directors appointed Jacques Perron, the Company’s President and Chief Executive Officer, as a director of the Company.

Voting results with respect to the other matters at the Meeting, including approving the appointment of auditor, and an advisory resolution on executive compensation were as follows:

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Appointment of Auditor

The appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, as the Company’s auditor and authorizing the directors to fix the auditor’s remuneration:

Votes for	% For	Votes Withheld	% Withheld
129,612,555	97.50%	3,322,307	2.50%

Say on Pay Advisory Vote

To authorize and approve a non-binding resolution accepting the Company’s approach to executive compensation:

Votes for	% For	Votes Against	% Against
112,622,421	96.28%	4,348,333	3.72%

About Pretivm

Pretivm is a low-cost intermediate gold producer with the high-grade underground Brucejack Mine in northern British Columbia.

For further information contact:

Troy Shultz
Manager, Investor Relations &
Corporate Communications

Pretium Resources Inc.
Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street
PO Box 49334 Vancouver, BC V7X 1L4
(604) 558-1784
invest@pretivm.com
(SEDAR filings: Pretium Resources Inc.)

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